Attachments/Exhibits

SUB-ITEM 77M:
Mergers

On April 2, 2015, the Board of Directors of the Registrant approved a plan of reorganization whereby the Registrant would acquire all of the assets and assume all of the liabilities of Ares Multi-Strategy Credit Fund, Inc. (ARMF) in exchange for newly issued shares of the Registrant. Stockholders of ARMF approved the merger at a special meeting held on July
14, 2015. The merger was effective on August 31, 2015 and on October 23, 2015 ARMF ceased to be an investment company.